U.S. SECURITI ... SSION
WA

09058526

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

AB* 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-52632

REPORT FOR THE PERIOD BEGINNING	01/01/08	AND ENDING	12/31/08
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DE GUARDIOLA ADVISORS, INC.

OFFICIAL USE ONLY
______

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
405 Park Avenue, Suite 1201
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola — (212) 753-2702
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

BB 3/17

OATH OR AFFIRMATION

I, ROBERTO DE GUARDIOLA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of DE GUARDIOLA ADVISORS, INC. as of December 31, 2008, is true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DE GUARDIOLA ADVISORS, INC.

Roberto De Guardiola, President

Subscribed and sworn to
before me this 26 day of February, 2009

Notary Public

Georgia Panagiotou
Notary Public
State Of New York
My Comm. Exp. 4/28/2012
Reg.#01PA6186313

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [ ] (c) statement of income.
- [ ] (d) statement of cash flows.
- [ ] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

TABLE OF CONTENTS
DE GUARDIOLA ADVISORS, INC.
DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
De Guardiola Advisors, Inc.
405 Park Avenue, Suite 1201
New York, New York 10022

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson & Company, LLP

New York, New York
February 25, 2009

DE GUARDIOLA ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2008
EXHIBIT A

ASSETS	
Cash and cash equivalents - Note A	$ 307,406
Prepaid expenses	10,382
Other assets	1,525
Property and Equipment, at Cost, Less Accumulated Depreciation of $4,972 - Note B	22,749
TOTAL ASSETS	$ 342,062
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 10,523
Total Liabilities	10,523
Commitment - Note E	
Shareholder's Equity	
Common stock, no par value	
Authorized 200 shares; issued and outstanding 100 shares	$ 12,000
Additional paid-in capital	3,051,072
Accumulated deficit	(2,731,533)
Total Shareholder's Equity	331,539
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 342,062

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

De Guardiola Advisors, Inc. ("the Company") was organized on January 1, 2003 in the state of New York. The primary business of the Company is that of assisting and counseling in merger and acquisition transactions. The Company, an investment banker, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority, Inc. (FINRA).

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers as defined in Rule 15c3-3 and, therefore has no amounts reportable under the Rule.

Cash Equivalents

The Company considers money market mutual funds to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Income Tax Positions

The Financial Accounting Standards Board has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement and disclosure relating to income taxes including, if any, uncertain tax positions. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008.

The Company continues to utilize its current policy of accounting for uncertain tax positions whereby disclosure of a loss contingency is not required unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Note A - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at a financial institution which are insured, in the aggregate, by the Federal Deposit Insurance Corporation for up to $250,000. Cash in excess of insured amounts totaled approximately $60,000 as at December 31, 2008.

Major Customer

During the year ended December 31, 2008, the Company earned substantially all its fee income from two customers.

Note B - Equipment

Equipment is summarized as follows:

Communications equipment	$	27,721
Less: accumulated depreciation		4,972
Total	$	22,749

Note C - Income Taxes

The shareholder of the Company has elected to be taxed under the provisions of Subchapter “S” of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or certain state corporate taxes on its taxable income. Accordingly, no federal or state income taxes have been provided on such Subchapter "S" results. The Company is subject to local franchise taxes which are based on an alternative calculation other than income.

The Company’s parent entity (shareholder) submits a combined local franchise tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company’s local franchise tax, payment of this tax is remitted directly by the parent entity. Accordingly, although during the year ended December 31, 2008, the Company incurred taxable income as determined under the tax basis of accounting utilized by the parent entity, no provision for income taxes is recorded in the financial statements of the Company as at December 31, 2008.

Note D - Related Party Transactions

The Company has transactions with a related party, Villamar Associates, Inc. ("Villamar"), that is controlled by the Company's shareholder. The Company has entered into a sublease agreement with Villamar for use of office space at 405 Park Avenue, Suite 1201, New York, New York. See Note E.

The Company has an informal agreement with Villamar for administrative services expenses, providing for employee payroll, benefits and associated administrative expenses.

Note E - Commitment

Lease

The Company is obligated under an operating lease to a related party (see Note D) for office space in premises located at 405 Park Avenue, Suite 1201, New York, New York, expiring August 1, 2010.

Future minimum payments under the above lease, exclusive of escalations, consist of the following as at December 31, 2008:

For the Years Ending December 31,	Amount
2009	$ 209,498
2010	122,207
Total	$ 331,705

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $296,583 which was $291,583 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0031 to 1.

REPORT ON

DE GUARDIOLA ADVISORS, INC.

DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

DE GUARDIOLA ADVISORS, INC.

DECEMBER 31, 2008

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

DE GUARDIOLA ADVISORS, INC.
405 PARK AVENUE, SUITE 1201
NEW YORK NEW YORK 10022

February 25, 2009

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Attention: Federal Information Center Services

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of the audited statement of financial condition of De Guardiola Advisors, Inc. for the year ended December 31, 2008.

Very truly yours,

DE GUARDIOLA ADVISORS, INC.

Enclosures
cc: Securities and Exchange Commission
Northeast Regional Office
Mark Schonfeld, Regional Director
3 World Financial Center
Room 4300
New York, NY 10281

FINRA /Financial Operations
9509 Key West Avenue – 5th Floor
Rockville, MD 20850
Attention: Eleanor Sabalbaro